Filed Pursuant to Rule 433

Registration No. 333-217642

Pricing Term Sheet

May 9, 2017

The Chemours Company

$500,000,000 5.375% Senior Notes due 2027

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with (i) the preliminary prospectus supplement dated May 9, 2017 relating to the Offering, including the documents incorporated therein by reference (the “Preliminary Prospectus Supplement”) and (ii) the related base prospectus dated May 4, 2017 (the “Base Prospectus”), each as filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	The Chemours Company, a Delaware corporation (the “Issuer”)

Subsidiary Guarantors:	First Chemical Corporation; First Chemical Holdings, LLC; First Chemical Texas, L.P.; FT Chemical, Inc.; The Chemours Company FC, LLC; The Chemours Company TT, LLC; ChemFirst Inc.

Security Description:	5.375% Senior Notes due 2027 (the “Notes”)

Principal Amount:	$500,000,000

Coupon:	5.375%

Maturity:	May 15, 2027

Price to Public:	99.051%, plus accrued and unpaid interest from May 23, 2017

Gross Proceeds:	$495,255,000

Net Proceeds (Before Expenses):	$490,255,000

Yield to Maturity:	5.500%

Benchmark Treasury:	2.250% UST due February 15, 2027

Spread to Treasury:	310 basis points

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2017

Record Dates:	May 1 and November 1

Optional Redemption:

Make-Whole Call:	Treasury +50 bps, prior to February 15, 2027

Par Call:	At any time on or after February 15, 2027, at 100.000%

Change of Control:	Upon the occurrence of certain change of control events (as described in the Preliminary Prospectus Supplement), we will be required to repurchase all outstanding Notes at a repurchase price of 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.

Ratings[1]:	Moody’s: B1 S&P: B+

Trade Date:	May 9, 2017

Settlement Date[2]:	May 23, 2017 (T+10)

CUSIP/ISIN Numbers:	163851AE8 / US163851AE83

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

1 Note: a securities rating is not a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time.

2 It is expected that delivery of the Notes will be made to investors on or about May 23, 2017, which will be the 10th business day following the initial date of trading of the Notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Citigroup Global Markets Inc. Barclays Capital Inc. TD Securities (USA) LLC

Co-Manager:	HSBC Securities (USA) Inc. RBC Capital Markets, LLC Mizuho Securities USA LLC

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the SEC in connection with the Offering. Before you invest, you should read the Preliminary Prospectus Supplement, the Base Prospectus, the documents incorporated in each by reference and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent therewith. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and the Base Prospectus may be obtained from: Credit Suisse Securities (USA) LLC at 1-800-221-1037; J.P. Morgan Securities LLC at 1-212-834-4533; Citigroup Global Markets Inc. at 1-800-831-9146; Barclays Capital Inc. at 1-888-603-5847 and TD Securities (USA) LLC at 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.